
05048889

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES ACT OF 1934


JUN 2 9 2005
PROCESSING
SECTION

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission file number 001-15451

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

UPS Qualified Stock Ownership Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

United Parcel Service, Inc.
55 Glenlake Parkway, N.E.
Atlanta, Georgia 30328

UPS Qualified Stock Ownership Plan

Financial Statements as of and for the Years Ended December 31, 2004 and 2003, Supplemental Schedules as of and for the Year Ended December 31, 2004, and Report of Independent Registered Public Accounting Firm

UPS QUALIFIED STOCK OWNERSHIP PLAN

TABLE OF CONTENTS

NOTE: All other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Deloitte.

Deloitte & Touche
Suite 1500
191 Peachtree Street NE
Atlanta, Georgia 30303
USA

Tel: +1 404 220 1500
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee and Participants of
the UPS Qualified Stock Ownership Plan:

We have audited the accompanying statements of net assets available for benefits of UPS Qualified Stock Ownership Plan (the "Plan") as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal controls over financial reporting as a basis for designing audit procedures that are appropriate under the circumstances but not for the purposes of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules included on pages 8 and 9 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule on page 10 is not required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974; however, the Plan Administrative Committee has included the schedule for the purpose of additional analysis. These schedules are the responsibility of the Plan Administrative Committee. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, are fairly stated, in all material respects, when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 24, 2005

UPS QUALIFIED STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003

	2004	2003
UPS CLASS A COMMON STOCK	$ 1,111,959,818	$ 927,634,091
Receivables:		
Employer contributions	22,885,179	20,741,533
Dividends receivable	3,655,991	3,123,977
Total receivables	26,541,170	23,865,510
NET ASSETS AVAILABLE FOR BENEFITS	$ 1,138,500,988	$ 951,499,601

See notes to financial statements.

UPS QUALIFIED STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	$ 951,499,601	$ 764,900,550
INCREASE IN PLAN ASSETS ATTRIBUTED TO:		
Employer contributions	82,728,698	76,622,266
Dividend income	14,434,221	11,324,084
Total increase	97,162,919	87,946,350
DECREASE IN PLAN ASSETS ATTRIBUTED TO:		
Benefits paid to Plan participants	(40,723,393)	(30,030,060)
Employee transfers to UPS Savings Plan—net	(12,845,171)	(15,687,880)
Total decrease	(53,568,564)	(45,717,940)
OTHER CHANGES IN NET ASSETS:		
Net appreciation in fair value of investments	143,407,032	144,370,641
INCREASE IN NET ASSETS	187,001,387	186,599,051
NET ASSETS AVAILABLE FOR BENEFITS:		
End of year	$ 1,138,500,988	$ 951,499,601

See notes to financial statements.

UPS QUALIFIED STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004 AND 2003

1. DESCRIPTION OF THE PLAN

The UPS Qualified Stock Ownership Plan (the "Plan") is a voluntary defined contribution plan established for employees of United Parcel Service of America, Inc. ("UPS") and certain subsidiaries of UPS who are not members of a collective bargaining unit and who satisfy the participation requirements of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

The Plan became effective January 1, 1998. The Plan was established to provide a matching contribution to those employees of UPS who make elective deferrals under the UPS Savings Plan and to invest that matching contribution entirely in UPS common stock. The Plan allows for UPS to match, through employer contributions to the Plan, 100% of pre-tax contributions made to the UPS Savings Plan up to a maximum of 3% of each participant's eligible compensation. For the year ended December 31, 2003, the match level for employees of ConnectShip, Inc., a subsidiary of UPS, was 50% of participant's pre-tax contributions made to the UPS Savings Plan up to a maximum of 6% of each such participant's eligible compensation. Effective January 1, 2004, the employer match for ConnectShip, Inc. employees was amended to 100% of participant's pre-tax contributions made to the UPS Savings Plan up to a maximum of 3% of each participant's eligible compensation. The Plan also permits participants to transfer after-tax and pre-tax amounts from the UPS Saving Plan to the Plan for the purpose of investing such amounts in UPS common stock. The Plan does not allow for direct employee contributions.

Any amounts transferred from the UPS Savings Plan to the Plan may be transferred back to the UPS Savings Plan at any time. Additionally, if a Plan participant is at least 45 years of age and has 10 or more years of employment with UPS, the participant may transfer all or any portion of the matching contribution made by UPS to the UPS Savings Plan at any time. In the event a Plan participant transfers amounts from the Plan to the UPS Savings Plan, the participant must wait at least one year from the date of the last transfer to the UPS Savings Plan before transferring such amounts back to the Plan.

The Plan limits transfers into the Plan such that immediately following the transfer, a participant's investment in the Plan cannot exceed 20% of the participant's combined investment balances in the UPS Savings Plan and the Plan. However, notwithstanding the foregoing, matching contributions continue to be made in UPS common stock.

Eligibility—Employees become eligible to participate in the Plan upon employment with UPS.

Vesting—The provisions of the Plan provide that a participant is 100% vested in both amounts transferred from the UPS Savings Plan and employer-matching contributions at all times.

Payment of Benefits—The Plan does not permit withdrawals or distributions except in the case of termination of employment or upon the death or total and permanent disability of the participant. Any distribution from the Plan ordinarily will be made in the form of whole shares of UPS common stock, with any fractional shares paid in cash or a participant may request that the entire distribution be made in cash.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant's account is credited/debited with transfers of participant contributions from/to the UPS Savings Plan, matching contributions from UPS, allocations of Plan earnings (losses), and distributions. Allocations are based on participant account balances, as defined.

Plan Termination—Although it has not expressed any intent to do so, UPS has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a termination, the trustee has been instructed to maintain separate Plan accounts for each participant to accumulate earnings until the final distribution.

Administrative Expenses—All expenses incident to the operation of the Plan are paid by UPS or the UPS Savings Plan.

Other—At December 31, 2004 and 2003, the number of participants in the Plan was approximately 52,117 and 48,600, respectively.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The Plan's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan invests in UPS common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and those changes could materially affect the amounts reported in the financial statements.

Payment of Benefits—Benefits are recorded when paid.

Income Recognition—Purchases and sales are recorded on a trade date basis. Interest is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

3. INVESTMENTS

Investments consist of 13,011,465 and 12,443,117 shares of UPS Class A common stock at December 31, 2004 and 2003, respectively. The investment in UPS common stock is carried at fair value of $85.46 and $74.55 per share at December 31, 2004 and 2003, respectively. The value of each share of Class A common stock held by the Plan at December 31, 2004 and 2003 is equal to the price of a share of Class B common stock as reported by the New York Stock Exchange. Total fair value of UPS Class A common stock held by the Plan at December 31, 2004 and 2003 is $1,111,959,818 and $927,634,091, respectively. As UPS is the Plan sponsor, all investment transactions qualify as party-in-interest transactions.

4. PLAN ADMINISTRATION

The Plan administrator is part of an Administrative Committee, which is appointed by and serves at the pleasure of the Board of Directors of UPS. The Administrative Committee is currently comprised of three members who are responsible for the Plan's operations. The members were Steven A. Nord, Corporate Compensation Manager, UPS; Clifford L. Hinds, Corporate Financial Reports, Plans, and Accounting Manager, UPS; and Ned Winsor, Financial Planning Manager, UPS. Effective February 24, 2004, the members are Timothy H. Love, Corporate Accounting Manager, UPS; Mary Ann Tweddle, Corporate Retirement Relocation Manager, UPS; and Lisa Johnson, Mergers & Acquisitions Coordinator, UPS. Citistreet provides recordkeeping and administrative services to the Plan. First Union National Bank of Georgia was the trustee for the assets of the Plan until April 6, 2002. Effective April 7, 2002, Mellon Trust became the trustee for the assets of the Plan.

5. TAX STATUS

The Internal Revenue Service has determined and informed the Plan administrator by a letter dated July 10, 2002, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter; however, UPS and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6. TRANSFER OF PLAN ASSETS TO AND FROM THE UPS SAVINGS PLAN

During 2004 and 2003, participants transferred account balances from and to the UPS Savings Plan. Transfers from the UPS Savings Plan for the years ended December 31, 2004 and 2003 were $1,467,017 and $1,308,977, respectively. Transfers to the UPS Savings Plan for the years ended December 31, 2004 and 2003 were $14,312,188 and $16,996,857, respectively.

* * * * * *

SUPPLEMENTAL SCHEDULES
(See Report of Independent Registered Public Accounting Firm)

UPS QUALIFIED STOCK OWNERSHIP PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2004

	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
*	United Parcel Service, Inc.	13,011,465 shares of Class A common stock	$ 441,159,507	$ 1,111,959,818

* Party-in-interest to the Plan.

UPS QUALIFIED STOCK OWNERSHIP PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4j—SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 2004

Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain
Series of Transactions:						
Mellon Trust	UPS Class A common stock	$ 95,953,896	$ -	$ 95,953,896	$ 95,953,896	$ -
Mellon Trust	UPS Class A common stock		55,035,199	32,350,064	55,035,199	22,685,135

UPS QUALIFIED STOCK OWNERSHIP PLAN

SCHEDULE OF REALIZED GAIN ON SALE OF INVESTMENTS AND UNREALIZED APPRECIATION IN FAIR VALUE OF INVESTMENTS[1]
YEAR ENDED DECEMBER 31, 2004

Realized gain on sale of investments:	
Aggregate proceeds	$ 55,035,199
Aggregate carrying amount	55,275,545
Total	(240,346)
Unrealized appreciation in fair value of investments	143,647,378
Total net appreciation in fair value of investments	$143,407,032

[1] Measurement criteria for this schedule conform to the requirements of the annual report on Form 5500. The amount of realized gain and unrealized appreciation are determined by using the fair value at January 1, 2003 and fair value at sale date for realized gain or December 31, 2004 for unrealized appreciation.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

UPS QUALIFIED STOCK OWNERSHIP PLAN



Tim Love
Administrative Committee Member

June 28, 2005

Exhibit Index

23.1 Consent of Independent Registered Public Accounting Firm

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-72127 on Form S-8 of United Parcel Service of America, Inc. of our report dated June 24, 2005, appearing in this Annual Report on Form 11-K of the UPS Qualified Stock Ownership Plan for the year ended December 31, 2004.

Deloitte & Touche LLP

Atlanta, Georgia
June 24, 2005